Exhibit 99.7

CONSENT of AUTHOR

July 16, 2010

TO:

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Garth David Kirkham, do hereby consent to the public filing of the technical report titled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated July 15, 2010 (the “Technical Report”) by Micon International Limited and any extracts from, or a summary of, the Technical Report in the Press Release of Kimber Resources Inc., dated June 2, 2010.

I also certify that I have read the News Release dated June 2, 2010 which was filed on that date (the “Disclosure”) and confirm that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 16th day of July, 2010

“Garth Kirkham”

Garth Kirkham, P.Geo.